Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:     (905) 841-2300
Fax:          (905) 841-2244
Web:        www.helixbiopharma.com

 June 8, 2010
NEWS RELEASE

HELIX BIOPHARMA CORP ANNOUNCES PHASE II CLINICAL
TRIAL RESULTS OF TOPICAL INTERFERON ALPHA-2B IN
PATIENTS WITH ANO-GENITAL WARTS

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: HXBPF) today announced results from the Phase II clinical trial assessing the efficacy and safety of Topical Interferon Alpha-2b cream for the treatment of ano-genital warts (AGW).

Analysis of the primary study endpoint, that is, the proportion of patients with complete clearance of their baseline lesions during the eight week treatment period, as well as the secondary efficacy endpoints, showed no statistically significant treatment effects between the treatment and the placebo groups.  Topical Interferon Alpha-2b was very well tolerated.  Local skin reactions (e.g., itching, burning or pain) in both groups were mostly absent or mild, and there were no treatment-related serious adverse events, which is consistent with previous clinical findings with Topical Interferon Alpha-2b.

“We remain focused on our lead indication, the treatment of women with low grade cervical lesions, based on our previously announced positive Phase II study results for this indication,” said John Docherty, president and COO of Helix BioPharma.  “Despite the lack of efficacy shown for the AGW indication, we are pleased with this trial’s tolerability results which strengthen our safety database for future clinical testing.  We are on track to file our IND for our planned Phase II/III trial in the U.S. for our lead indication in or around the end of fiscal 2010, subject to successful completion of our remaining IND-enabling activities as previously reported.  We will be considering the results of the AGW study in detail to determine our next steps forward for this indication, if applicable.”

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is activelydeveloping innovative products for the prevention and treatment of cancer based on its proprietary technologies.Helix’s product development initiatives include its Topical Interferon Alpha- 2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX under the symbol “HBP”.  For more information, please visit www.helixbiopharma.com.

For further information contact:

Robert Flamm, Ph.D.
Russo Partners, LLC
Tel: (212) 845-4226
Email: robert.flamm@russopartnersllc.com
www.russopartnersllc.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s next steps, if applicable, for the development of Topical Interferon Alpha-2b in patients with ano-genital warts (“AGW”); the Company’s focus on Topical Interferon Alpha-2b for the treatment of low grade cervical lesions, the timing of filing the IND for such indication and the successful and timely completion of IND-enabling activities; the development of Helix’s L-DOS47 and Topical Interferon Alpha-2b new drug candidates; and other information in future periods. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the safety and efficacy of Helix’s drug candidates; successful and timely completion of the IND filing for Topical Interferon Alpha-2b (low grade cervical lesions indication) and of IND-enabling activities; the receipt of necessary regulatory approvals and appropriate financing; and that the Company’s drug candidates will ultimately be successfully developed and commercialized.  Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, the Company’s continuing need for additional capital, which may not be available in a timely manner or at all; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; the need for further regulatory approvals, which are not assured; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies, including without limitation, clinical trial services and supplies of drug product; the risk that Helix’s supplier of interferon alpha-2b may not continue to provide necessary supplies or exercise its commercialization option;  the need for further clinical trials which may not occur as planned or achieve expected results; the Company’s planned IND filing and IND-enabling activities may not occur in a timely manner or achieve the expected or necessary results; product liability and insurance risks; uncertainties related to research and development, including manufacturing risks; intellectual property risks; uncertainties related to economic conditions; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov/edgar.shtml for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.